
11007973

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-03610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES
Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCOA INC.
390 Park Avenue, New York, New York 10022

Alcoa Savings Plan for Bargaining Employees,
Alcoa Savings Plan for Non-Bargaining Employees and
Alcoa Savings Plan for Subsidiary and Affiliate Employees
Index
December 31, 2010 and 2009



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alcoa Savings Plan for Bargaining Employees,
Alcoa Savings Plan for Non-Bargaining Employees,
Alcoa Savings Plan for Subsidiary and Affiliate Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees, Alcoa Savings Plan for Subsidiary and Affiliate Employees (the "Plans") at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 24, 2011

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statement of Individual Plan Net Assets Available for Benefits

December 31, 2010

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 179,632,272	$ 266,512,056	$ 89,604,771
Investment contracts (at fair value)	209,848,798	437,667,647	185,210,912
Other investments (at fair value)	358,110,815	970,167,605	391,506,264
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	747,591,885	1,674,347,308	666,321,947
Adjustment from fair value to contract value for investment contracts (Note 5)	(6,771,229)	(14,122,299)	(5,976,234)
Total value of interest in Alcoa Savings Plan Master Trust	740,820,656	1,660,225,009	660,345,713
Other investments (at fair value)	20,124,433	72,897,623	11,556,564
Notes receivable from participants	24,796,893	16,116,235	20,300,631
Receivable from the B&C Research Defined Contribution Plan	-	-	2,187,400
Net assets available for benefits	$ 785,741,982	$ 1,749,238,867	$ 694,390,308

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees,
Alcoa Savings Plan for Non-Bargaining Employees and
Alcoa Savings Plan for Subsidiary and Affiliate Employees
Statement of Individual Plan Net Assets Available for Benefits
December 31, 2009

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Assets			
Plan's value of interest in Alcoa Savings Plan Master Trust			
Alcoa Stock Fund (at fair value)	$ 190,326,119	$ 290,321,383	$ 91,236,325
Investment contracts (at fair value)	217,761,289	466,174,672	191,760,576
Other investments (at fair value)	324,219,768	885,534,857	352,952,638
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	732,307,176	1,642,030,912	635,949,539
Adjustment from fair value to contract value for investment contracts (Note 5)	(4,102,253)	(8,781,939)	(3,612,444)
Total value of interest in Alcoa Savings Plan Master Trust	728,204,923	1,633,248,973	632,337,095
Other investments (at fair value)	16,633,092	70,876,491	10,206,945
Notes receivable from participants	24,958,660	16,226,564	19,724,221
Net assets available for benefits	$ 769,796,675	$ 1,720,352,028	$ 662,268,261

The accompanying notes are an integral part of these financial statements.

Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees

Statement of Changes in Individual Plan Net Assets Available for Benefits
Year Ended December 31, 2010

	Alcoa Bargaining Plan	Alcoa Non-Bargaining Plan	Alcoa Subsidiary and Affiliate Plan
Additions			
Contributions			
Alcoa Stock Fund			
Participant	$ 6,642,004	$ 4,103,000	$ 2,668,014
Employer	13,759,026	21,991,896	15,433,164
Other investments			
Participant	31,414,485	32,583,770	27,091,389
Employer	-	2,410,898	1,786,936
	51,815,515	61,089,564	46,979,503
Plan interest in Alcoa Savings Plan Master Trust investment income			
Alcoa Stock Fund	(7,344,629)	(12,002,248)	(3,015,023)
Other investments	47,226,156	120,501,815	51,063,527
Total Plan interest in Alcoa Savings Plan Master Trust investment income	39,881,527	108,499,567	48,048,504
Other investment income	2,115,908	8,186,783	1,038,373
Total additions	93,812,950	177,775,914	96,066,380
Deductions			
Benefit payments to participants	(76,938,091)	(156,470,706)	(59,479,654)
Net increase prior to Plan transfers	16,874,859	21,305,208	36,586,726
Plan transfers			
Transfers between plans	(929,552)	7,581,631	(6,652,079)
Transfer from B&C Research Defined Contribution Plan	-	-	2,187,400
Net increase	15,945,307	28,886,839	32,122,047
Net assets available for benefits			
Beginning of year	769,796,675	1,720,352,028	662,268,261
End of year	$ 785,741,982	$ 1,749,238,867	$ 694,390,308

The accompanying notes are an integral part of these financial statements.

1. Description of Plans

General

The Alcoa Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), Alcoa Savings Plan for Non-Bargaining Employees ("Alcoa Non-Bargaining Plan"), and Alcoa Savings Plan for Subsidiary and Affiliate Employees ("Alcoa Subsidiary and Affiliate Plan") (collectively, the "Plans") are defined contribution savings plans maintained pursuant to a master trust agreement (the "Master Trust") between Alcoa Inc. ("Alcoa" or the "Company") and the trustee, The Bank of New York Mellon ("Trustee"). In general, the Plans provide various investment options for amounts withheld from employees' salaries and for Company contributions. Plan documents are available to participants upon request.

Reference should be made to the basic prospectus and to the summary plan description of each Plan for a summary of the important features of each Plan, including eligibility, vesting, employee and company contributions, loans, withdrawals and compliance with the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and Vesting

The Plans are available to eligible employees of the Company and certain subsidiary locations that have adopted the Plans. The Alcoa Bargaining Plan is only available to hourly employees of the Company covered by collective bargaining agreements that provide this benefit. Employees are immediately eligible for plan participation. Participants are fully vested in the value of their contributions plus actual earnings thereon at all times. A participant is 100% vested in company contributions after three years of employment.

Employee Contributions

Eligible employees below a certain job grade pre-established by the Plans may elect to contribute up to 16% of eligible compensation as pre-tax or up to 16% as after-tax contributions to the Plans, with a maximum of 16% in the aggregate.

Eligible employees above a certain job grade pre-established by the Plans may elect to contribute up to 6% of eligible compensation as pre-tax or up to 10% as after-tax contributions to the Plans, with a maximum of 10% in the aggregate.

Certain eligible employees of the Plans who receive variable pay, as defined in the Plan documents, can contribute up to 50% in 10% increments of such variable pay up to a maximum of $1,500 per year as a separate pre-tax contribution.

Negotiated deferrals, as defined in the Alcoa Bargaining Plan document, for certain eligible collective bargained employees will be contributed to their plan accounts as a separate pre-tax contribution.

Eligible employees age 50 or older or who become age 50 during the plan year who meet certain requirements may elect to make additional pre-tax catch-up contributions up to a maximum of $5,000, or such other amount adjusted for cost-of-living increases.

Elections can be changed effective for the first full payroll period following the election. Participants direct their contributions in multiples of 1% into various investment options offered by the Plans.

Alcoa has amended the Plans so that eligible employees hired or rehired on or after August 1, 2006 will be automatically enrolled in the Plans after 60 days of hire or rehire and subject to automatic payroll deductions equal to 3% of eligible compensation, which will be contributed to the Plans as pre-tax savings, unless the employee chooses to either enroll sooner or to not participate. After 90 days of plan participation, the pre-tax savings rate will be increased by 1% on each April 1 until the pre-tax savings rate attains a target rate of 6% of eligible compensation. The employee can change the contribution rate, annual rate increase and target contribution rate or stop automatic enrollment at any time.

Employer Contributions

For the Alcoa Non-Bargaining Plan and Alcoa Subsidiary and Affiliate Plan, participating locations may elect to make a matching employer contribution up to 6% of the participants' eligible compensation. The employer match for contributions to the Alcoa Bargaining Plan is based upon the various collective bargaining agreements. The Company does not match variable pay or negotiated deferral contributions.

Effective April 1, 2009, Alcoa temporarily suspended the employer matching contributions to salaried participants in the Alcoa Non-Bargaining Plan and the Alcoa Subsidiary and Affiliate Plan. Employer retirement income contributions and employee contributions were not affected. Matching contributions were reinstated February 1, 2010.

The employer match for the Plans is contributed into the Alcoa Stock Fund, which is an employee stock ownership plan under the Internal Revenue Code (the "Code") Section 409. Effective January 1, 2009, participants are permitted to transfer employer matching contributions from the Alcoa Stock Fund to other investments at any time, regardless of the participants' age or vesting service. Participants fully vest in the Company's matching contributions upon three years of service with the Company.

In addition, certain salaried and non-bargaining eligible employees of the Plans hired or rehired after March 1, 2006 and certain bargained employees hired or rehired as of specified dates negotiated with the unions will receive an employer retirement income contribution in the amount of 3% of applicable eligible compensation. These employer contributions are allocated to the participants' accounts in the same percentages as the participants' other investment elections.

Certain eligible employees in the Alcoa Bargaining Plan hired or rehired as of specified dates negotiated with the unions will receive retiree medical savings contributions to their accounts in an amount equal to $0.40 per hour worked. These employer contributions are contributed in the appropriate targeted maturity fund based on the participant's year of birth but may be transferred by the participant from the default fund to any eligible fund.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations of Plan earnings are based on individual participant investment earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes receivable from participants
Generally, participants may borrow from their individual account balances in the Plans, excluding nonvested employer contributions and employer retirement income contributions. The minimum loan amount permitted by the Plans is $1,000. The maximum allowable loan from the Plans is the lesser of 50% of the participant's vested account balance or $50,000. Loans are collateralized by the vested portion of the participant's account balance and repayments are made by periodic payroll deductions. Interest is charged on all loans at the prime rate plus 1% at the time the loan is executed. Interest rates ranged from 4.25% to 10.50% as of December 31, 2010 and 2009.

Payment of Benefits
On termination of service due to death, disability or retirement, participants with a vested account balance greater than $5,000 may elect to leave their investment in the Plans or receive a lump-sum distribution. Participants who leave their investments in the Plans and elect to receive a distribution at a later date are permitted four partial payouts each calendar year, however, each partial payout must be at least $250. Plan provisions require a lump-sum distribution when the participant reaches age 70.

Forfeitures
Employer contributions and the earnings on those contributions vest after three years of service. Amounts that are not vested upon termination of employment are forfeited and will be used to reduce plan expenses or future employer contributions. Total forfeitures in 2010 were $470,033 in the Alcoa Non-Bargaining Plan, $142,535 in the Alcoa Bargaining Plan and $246,612 in the Alcoa Subsidiary and Affiliate Plan. Unapplied forfeitures at December 31, 2010 and 2009 were $149,492 and $108,542 for the Alcoa Non-Bargaining Plan, $66,706 and $48,382 for the Alcoa Bargaining Plan and $59,460 and $42,016 for the Alcoa Subsidiary and Affiliate Plan, respectively.

Risks and Uncertainties
The Plans invest in investment securities. Investment securities, including Alcoa common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Individual Plan Net Assets Available for Benefits.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plans to terminate the Plans subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plans shall be allocated to participant accounts and distributed in such a manner as the Company may determine. Also, the Company has the right under the Plans to discontinue its contributions at any time.

2. Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plans are prepared under the accrual method of accounting.

Recently Adopted Accounting Guidance
In September 2010, the Financial Accounting Standards Board ("FASB") issued ASU 2010-25, "*Plan Accounting Defined Contribution Pension Plans (Topic 962) – Reporting Loans to Participants by Defined Contribution Pension Plans.*" ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Loans to participants were reclassified on the statement of individual plan net assets available for benefits.

Effective January 1, 2010 the Plans adopted changes issued by the FASB in ASU 2010-06, "*Improving Disclosure about Fair Value Measurements.*" ASU 2010-06 requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The adoption of these changes had no impact on the financial statements. Additionally, effective for reporting periods beginning after December 15, 2010, ASU 2010-6 requires changes to the Level 3 activity disclosures.

On September 30, 2009, the Plans adopted changes issued by the FASB to the authoritative hierarchy of U.S. generally accepted accounting principles ("US GAAP"). These changes establish the FASB Accounting Standards Codification TM ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change US GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Financial Statements.

In September 2009, the FASB issued ASU 2009-12, "*Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).*" ASU 2009-12 provides amendments to Subtopic 820-10, "Fair Value Measurements and Disclosures – Overall," for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The adoption of this new guidance did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

On June 30, 2009, the Plans adopted changes issued by the FASB to fair value accounting. These changes provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased and include guidance for identifying circumstances that indicate a transaction is not orderly. This guidance is necessary to maintain the overall objective of fair value measurements, which is that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The adoption of these changes has no impact on the Financial Statements.

On June 30, 2009, the Plans adopted changes issued by the FASB to accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, otherwise known as "subsequent events." Specifically, these changes set forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, and the disclosures that should be made about events or transactions that occurred after the balance sheet date. The adoption of these changes had no impact on the Financial Statements as the Plans already followed a similar approach prior to the adoption of this new guidance (see Note 9).

Recently Issued Accounting Guidance

In May 2011, the FASB issued ASU 2011-04 *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board's intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plans' financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and to disclose contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Plan interest in Alcoa Savings Plan Master Trust investment gain and other investment gain includes the Plans' unrealized and realized gains and losses on investments.

Payments of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Fixed Income Fund and the Alcoa Stock Fund investment management fees are paid from assets of their respective funds. The investment management fees for the Fixed Income Fund are based upon a percentage of the fund's net assets. For the Alcoa Stock Fund, the investment fees are based upon the number of stock transactions within the fund during the year.

Most funds in the Plans are registered investment companies. Registered investment companies incur expenses that reduce the earnings in the fund and are reflected in the daily net asset value ("NAV"). The NAVs for the registered investment companies in the Plans are listed publicly, and the same NAV applies whether the registered investment company is purchased on the open market or through the Plans. Expenses charged by registered investment companies include asset management and administrative fees.

The funds offered by BlackRock Institutional Trust Company, N.A. and the Trustee incur expenses that reduce the earnings in the fund and are reflected in the NAV. These funds are not available to individual investors and are not publicly traded. Expenses charged by these funds include asset management and administrative fees.

The fees described above are included within Master Trust investment income.

3. Investments

The Plans offer a variety of investment options which are held in safekeeping in a Master Trust under a trust arrangement by the Trustee. Each participating Plan has a divided interest in the Master Trust based on individual participant investment elections. At December 31, Master Trust net assets were comprised of the following:

	2010	2009
Master Trust investments		
At fair value		
Alcoa Stock Fund* (includes $15,389,306 and $15,768,868 of investments in a common collective trust, respectively)	$ 535,749,099	$ 571,883,827
Shares of Registered Investment Companies		
Vanguard Institutional Index Plus Fund* (US Equity)	305,568,428	262,883,731
New Perspective Fund* (Global Equity)	230,332,490	229,537,470
Vanguard Total Bond Market Index Fund*	233,342,761	194,893,430
Investment Company of America Fund* (Large Cap)	170,216,783	182,674,756
Other Registered Investment Companies Funds	507,309,618	446,269,210
Investment contracts		
JP Morgan Chase*	282,150,925	296,098,631
State Street Bank & Trust Company*	207,829,012	219,302,157
Natixis*	207,788,086	218,749,593
Rabobank Nederland	134,959,334	141,546,156
Other investments	273,014,604	246,448,666
Total value of interest in Alcoa Savings Plan Master Trust (at fair value)	3,088,261,140	3,010,287,627
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(26,869,762)	(16,496,636)
Total value of interest in Alcoa Savings Plan Master Trust	$ 3,061,391,378	$ 2,993,790,991

* Represents 5 percent or more of Master Trust net assets at either December 31, 2010 or 2009.

The following table lists the ownership percentages of the Plans in the Master Trust net assets as of December 31:

	2010	2009
Percent ownership of the Plans in Alcoa Savings Plan Master Trust		
Alcoa Bargaining Plan	24.20 %	24.32 %
Alcoa Non-Bargaining Plan	54.23 %	54.56 %
Alcoa Subsidiary and Affiliate Plan	21.57 %	21.12 %
	100.00 %	100.00 %

The Master Trust investment gain (loss) for the year ended December 31, 2010 is as follows:

Net investment gain from Alcoa Savings Plan Master Trust investments	
Net appreciation	
Alcoa Common Stock Fund (includes $27,222 gain from common collective trusts)	$ (26,552,031)
Shares of Registered Investment Companies	143,781,707
Commingled Trusts	27,142,592
	144,372,268
Interest	23,106,605
Registered Investment Companies Dividends	24,760,594
Alcoa Stock Dividends	4,190,131
Net investment gain from Alcoa Savings Plan Master Trust investments	$ 196,429,598

In addition to the investments held in the Master Trust, participants have the option to invest in a self-directed brokerage account that allows the participants to select and manage investments from a variety of options not directly available in the Plans. The majority of this brokerage account is invested in equity securities and mutual funds and all are considered Level 1 securities.

4. Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification 820 (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010.

Cash and Cash Equivalents
Valued at cost which approximates fair value.

Fixed Income Securities
Valued on the basis of valuations furnished by Trustee-approved independent pricing services. These services determine valuations for normal institutional-size trading units of such securities using models or matrix pricing, which incorporates yield and/or price with respect to bonds that are considered comparable in characteristics such as rating, interest rate and maturity date and quotations from bond dealers to determine current value. If these valuations are deemed to be either not reliable or not readily available, the fair value will be determined in good faith by the Trustee.

Equity Securities
Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds
Valued at the NAV of shares held by the Plans at year end.

Commingled Trusts
Valued at the NAV of shares held by the Plans at year end. These funds are not publically listed.

Synthetic Investment Contracts ("Investment Contracts")
Valued at fair value with an adjustment to contract value in the accompanying statements of individual plan net assets available for benefits. Refer to Note 5 for further discussion. The fair value is based on the fair value of the underlying investments of the trust. Investment Contracts held in the Master Trust are fully benefit-responsive, which permit and require withdrawals at contract value for benefit payments, loans, or transfers to other investment options. Investment contracts provide a fixed rate of return for the life of the contract, and underlying assets are held by the trust rather than a separate account of the issuer. A financially responsible third party issues a "wrapper" contract to ensure benefit responsiveness.

The fair value of the wrap contract is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2010.

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Fair value measurements at end of year				
Assets in Alcoa Savings Plan Master Trust				
Equity securities	$ 520,359,793	$ -	$ -	$ 520,359,793
Mutual funds	1,446,770,080	-	-	1,446,770,080
Cash and cash equivalents	-	8,519,893	-	8,519,893
Fixed income securities				
Government debt	-	533,740,769	-	533,740,769
Mortgage-backed securities	-	84,212,724	-	84,212,724
Corporate debt	-	153,978,161	-	153,978,161
Government agency obligations	-	50,569,249	-	50,569,249
Commingled trusts	-	288,403,910	-	288,403,910
Wrapper contracts	-	-	1,706,561	1,706,561
Total of assets in Alcoa Savings Plan Master Trust	1,967,129,873	1,119,424,706	1,706,561	3,088,261,140
Assets outside Alcoa Savings Plan Master Trust				
Cash and cash equivalents	19,043,019	-	-	19,043,019
Equity securities	37,379,771	-	-	37,379,771
Mutual funds	46,740,960	-	-	46,740,960
Fixed income securities	1,414,870	-	-	1,414,870
Total of assets outside Alcoa Savings Plan Master Trust	104,578,620	-	-	104,578,620
Total assets at fair value	$ 2,071,708,493	$ 1,119,424,706	$ 1,706,561	$ 3,192,839,760

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Fair value measurements at end of year				
Assets in Alcoa Savings Plan Master Trust				
Equity securities	$ 556,114,959	$ -	$ -	$ 556,114,959
Mutual funds	1,316,258,597	-	-	1,316,258,597
Cash and cash equivalents	-	18,318,364	-	18,318,364
Fixed income securities				
Government debt	-	456,240,691	-	456,240,691
Mortgage-backed securities	-	151,560,435	-	151,560,435
Corporate debt	-	148,803,920	-	148,803,920
Government agency obligations	-	99,932,712	-	99,932,712
Commingled trusts	-	262,217,534	-	262,217,534
Wrapper contracts	-	-	840,415	840,415
Total of assets in Alcoa Savings Plan Master Trust	1,872,373,556	1,137,073,656	840,415	3,010,287,627
Assets outside Alcoa Savings Plan Master Trust				
Cash and cash equivalents	18,801,103	-	-	18,801,103
Equity securities	31,997,867	-	-	31,997,867
Mutual funds	45,870,103	-	-	45,870,103
Fixed income securities	1,047,455	-	-	1,047,455
Total of assets outside Alcoa Savings Plan Master Trust	97,716,528	-	-	97,716,528
Total assets at fair value	$ 1,970,090,084	$ 1,137,073,656	$ 840,415	$ 3,108,004,155

The following table sets forth a summary of changes in the fair value of the Plans' Level 3 assets for the year ended December 31, 2010:

	Wrapper Contracts
Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	
Balance at beginning of year	$ 840,415
Unrealized gain	866,146
Balance at end of year	$ 1,706,561

The Plans hold commingled trusts with a fair value of $288,403,910 at December 31, 2010. There are no unfunded commitments with respect to these investments. Participants can transact daily with these funds, however, significant withdrawals may be subject to redemption restrictions, at the trustee's discretion, to the extent that it is determined such actions would disrupt management of the fund.

5. Investment Contracts

The Investment Contracts are held in the Fixed Income Fund (the "Fund") and are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The wrap providers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plans.

Contract value, as reported to the Plans by the investment manager, represents contributions made under contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Investment Contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value, but it may not be less than zero.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate, and redemptions by existing shareholders will tend to increase the crediting rate. The opposite is ordinarily true if the market value of the covered assets is lower than their contract value. There are no reserves against contract value for credit risk of the insurance companies or otherwise.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (1) the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Plan or the administration of the Plan that is not consented to by the insurance companies, (4) complete or partial termination of the Plan, (5) any change in law, regulation or administration ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow, (6) merger or consolidation of the Plans with another plan, the transfers of the Plans' assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor, (7) any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund, (8) exclusion of a group of previously eligible employees from eligibility in the Plan, (9) any early retirement program, group termination, group layoff, facility closing, or similar program or (10) any transfer of assets from the Fund directly to a competing option.

The Plans' administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Investment Contracts generally allow the insurance companies to terminate the agreement. However, the insurance companies would be required to settle the contract at an amount not less than contract value upon termination.

The following table sets forth the average yields of the Investment Contracts during the 2010 and 2009 Plan years.

	2010	2009
Average yields		
Based on actual earnings	2.63 %	3.14 %
Based on interest rate credited to participants	2.55 %	2.62 %

6. Related-Party Transactions

The Plans own shares of common stock of Alcoa through the investment in the Alcoa Stock Fund and, therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt as defined in ERISA Section 408 and the regulations there under. During 2010, purchases and sales of shares of common stock of the Alcoa Stock Fund were $68,402,659 and $74,796,209, respectively. Dividends earned on Alcoa common stock during 2010 were $4,190,131. As of December 31, 2010 and 2009, the Plans owned 33,954,962 and 34,222,459 shares of Alcoa common stock, respectively.

The Company may pay certain administrative expenses or perform administrative functions on behalf of the Plans.

The Plans invest in funds managed by The Bank of New York Mellon. The Bank of New York Mellon is the trustee as defined by the Plans, and therefore these transactions qualify as party-in-interest transactions.

7. Plan Transfers

Effective as of the close of business on December 31, 2010, the B&C Research Defined Contribution Plan was merged into the Alcoa Subsidiary and Affiliate Plan. Net assets of $2,187,400 were transferred into this plan.

8. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by letters dated January 9, 2003 for the Alcoa Bargaining Plan and the Alcoa Non-Bargaining Plan and a letter dated August 6, 2002 for the Alcoa Subsidiary and Affiliate Plan that the Plans are qualified and the trust established under the Plans is tax-exempt under the appropriate sections of the Code. The Plans have been amended since receiving the determination letters. However, the Plans' administrator and the Plans' tax counsel believe that the Plans are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe the Plans were qualified and the related trust was tax-exempt as of the financial statements date.

US GAAP require the Plans' management to evaluate tax positions taken by the Plans and recognize a tax liability (or asset) if the organization has taken an uncertain position that would not be sustained upon examination by the IRS. The Plans' administrator and its tax counsel have analyzed the tax positions taken by the Plans and have concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure to the financial statements. As such, no reserve is required under US GAAP. The Plans are subject to audits by the IRS; however, there are no current IRS audits for any tax periods in progress. The Plans' administrator and its tax counsel believe the Plans are no longer subject to IRS audits outside the statutory audit period.

9. Subsequent Event

Effective January 1, 2011 subsidiaries of the Plans' sponsor created two new plans, the Alcoa Retirement Savings Plan for Fastener Systems and Commercial Windows Employees ("Fastener Systems Plan") and the Alcoa Retirement Savings Plan for Mill Products Employees ("Mill Products Plan"). The Mill Products Plan and the Fastener Systems Plan were created to accommodate business needs regarding matching contributions levels that differed from the existing plan structures. Additionally, the Alcoa Savings Plan for Bargaining Employees was renamed the Alcoa Retirement Savings Plan for Bargaining Employees ("Alcoa Bargaining Plan"), the Alcoa Savings Plan for Non-Bargaining Employees was renamed the Alcoa Retirement Savings Plan for Salaried Employees ("Alcoa Salaried Plan"), and the Alcoa Savings Plan for Subsidiary and Affiliate Employees was renamed the Alcoa Retirement Savings Plan for Hourly Non-Bargaining Employees ("Alcoa Hourly Non-Bargaining Plan"). Balances of salaried participants in the Alcoa Hourly Non-Bargaining Plan were transferred to the Alcoa Salaried Plan. Balances of hourly participants in the Alcoa Salaried Plan were transferred to the Alcoa Hourly Non-Bargaining Plan.

On January 1, 2011 Fastener Systems employees and Alcoa Mill Products employees ceased participation in the Alcoa Salaried Plan and the Alcoa Hourly Non-Bargaining Plan and became participants in their respective new plans. On January 1, 2011 net assets of approximately $205,000,000 were transferred into the Fastener Systems Plan from the Alcoa Hourly Non-Bargaining Plan. Also on January 1, 2011, net assets of approximately $69,000,000 were transferred into the Mill Products Plan from the Alcoa Salaried Plan.

Effective January 1, 2011, participants of the Alcoa Commercial Windows LLC 401(k) Plan ("Commercial Windows Plan") became eligible to participate in the Fastener Systems Plan, and the Commercial Windows Plan was merged into the Fastener Systems Plan. Net assets of approximately $15,000,000 were transferred into the Fastener Systems Plan.

Management has evaluated the events and transactions that have occurred. Aside from the foregoing, no items were noted that required adjustment to the financial statements or additional disclosure.

Alcoa Savings Plan for Bargaining Employees

EIN #25-0317820, Plan 008

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2010

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Alcoa Savings Plan Master Trust	Investment in Alcoa Savings Plan Master Trust	**	$ 740,820,656
* Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	24,796,893
* Various	Self-directed brokerage account	**	20,124,433

* A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

Alcoa Savings Plan for Non-Bargaining Employees
EIN #25-0317820, Plan 007
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2010

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Alcoa Savings Plan Master Trust	Investment in Alcoa Savings Plan Master Trust	**	$ 1,660,225,009
* Participant loans	Interest rates range from 4.25% to 10.50%; loans due at various maturity dates from less than one year to 25 years	**	16,116,235
* Various	Self-directed brokerage account	**	72,897,623

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

Alcoa Savings Plan for Subsidiary and Affiliate Employees
EIN #25-0317820, Plan 017
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2010

(a) Identity of Issue, Borrower, Lessor or Similar Party	(b) Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	(c) Cost	(d) Current Value
* Alcoa Savings Plan Master Trust	Investment in Alcoa Savings Plan Master Trust	**	$ 660,345,713
* Participant loans	Interest rates range from 4.25% to 9.50%; loans due at various maturity dates from less than one year to 25 years	**	20,300,631
* Various	Self-directed brokerage account	**	11,556,564

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

SIGNATURES

The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees, and Alcoa Savings Plan for Subsidiary and Affiliate Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA SAVINGS PLAN FOR BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR NON-BARGAINING EMPLOYEES
ALCOA SAVINGS PLAN FOR SUBSIDIARY AND AFFILIATE EMPLOYEES



Charles D. McLane, Jr.
Benefits Management Committee Member



John D. Bergen
Benefits Management Committee Member



Nicholas J. DeRoma
Benefits Management Committee Member

June 24, 2011

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-106411, 333-32516, 333-128445, 333-146330, 333-153369, 333-155668 and 333-168428) of Alcoa Inc. of our report dated June 24, 2011 relating to the financial statements of the Alcoa Savings Plan for Bargaining Employees, Alcoa Savings Plan for Non-Bargaining Employees and Alcoa Savings Plan for Subsidiary and Affiliate Employees which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 28, 2011